FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2004

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  __X__      Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                         Yes ____              No __X__

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on results of power generation for the first three quarters of 2004 by Huaneng Power International Inc. ("registrant"), made on October 12, 2004, in English by the registrant.


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                           HUANENG POWER INTERNATIONAL, INC.


                           By  /s/ Wang Xiaosong
                             -----------------------------
                           Name:    Wang Xiaosong
                           Title:   Vice Chairman


Date: October 12, 2004


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                                [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.

    (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

       Results of Power Generation for the First Three Quarters of 2004

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced its power generation for the first three quarters of 2004.

Based on preliminary statistics, as of 30th September 2004, the Company's total power generation on a consolidated basis for the first three quarters of 2004 was 80.81 billion kWh, an increase of 22.35% over the same period last year. The power generation of Jining Power Plant, Nantong Power Plant, Fuzhou Power Plant and Dandong Power Plant increased significantly.

The increase in power generation of the Company's power plants in the first three quarters of 2004 was mainly attributable to the following reasons:

1. Significant increase in power demand and power consumption in the regions where the Company's power plants operate due to a steady growth of the national economy;

2. Residential power consumption increased due to hot weather in many regions during spring and summer this year;

3. Increase in power generation as a result of the newly operated generating units and other newly acquired projects;

4. Decrease of hydro-power generation in some regions has provided a favourable condition for the Company's coal-fired power plants;

5. Improved availability and reliability of the Company's generating units through technical innovations, thereby assuring growth in the Company's power generation.

The power generation of each of the Company's power plants in the first three quarters of 2004 was listed below (in billion kWh):


Dalian                                 7.18           Weihai                                     3.61
Fuzhou                                 7.32           Shanghai Shidongkou First                  6.10
Nantong                                7.10           Changxing                                  1.49
Shangan                                6.31           Taicang                                    3.40
Shanghai Shidongkou Second             6.17           Huaiyin                                    2.19
Shantou Coal-fired                     3.44           Yushe                                      1.11
Shantou Oil-fired                      0.28           Xindian                                    1.85
Dandong                                3.52           Yingkou (from July to September)           1.15
Nanjing                                3.37           Jinggangshan (from July to September)      0.97
Dezhou                                 9.36           Yueyang (from July to September)           1.10
Jining                                 2.14           Luohuang (from July to September)          1.65

                                                                              By Order of the Board
                                                                                   Huang Long
                                                                                Company Secretary




The Company's Board of Directors comprises of:


Li Xiaopeng (Non-executive director)                 Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)               Zheng Jianchao (Independent director)
Ye Daji (Non-executive director)                     Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)                Xia Donglin (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)


12th October 2004
Beijing, the PRC